U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of May 2003

Trend Micro Incorporated

(Translation of registrant’s name into English)

Odakyu Southern Tower, 10th Floor, 2-1, Yoyogi 2-chome,

Sibuya-ku, Tokyo 151-8583, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	Press release dated April 28, 2003, relating to the announcement of the share buyback program for the period from April 30, 2003 to May 16, 2003

2.	Press release dated May 16, 2003, relating to the results of the share buyback program for the period from April 30, 2003 to May 16, 2003

3.	Press release dated May 20, 2003, relating to the allocation of stock acquisition rights to be issued as stock options

4.	Press release dated May 20, 2003, relating to the announcement of the share buyback program for the period from May 29, 2003 to June 23, 2003

5.	Purchase Report on Treasury Shares for the period from April 1, 2003 to April 30, 2003, filed on May 9, 2003 with the Ministry of Finance

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	May 23, 2003	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

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Trend Micro Announces Share Buyback Program

Pursuant to Commercial Code Article 210 relating to Acquisition of Treasury Stocks

Tokyo, Japan—April 28, 2003—Trend Micro (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, today resolved at a meeting of its Board of Directors to repurchase its shares from the market.

1.	Repurchase period: April 30, 2003 to May 16, 2003

2.	Number of shares to be repurchased: Maximum of 500,000 shares

3.	Aggregate cost: Maximum of 750,000,000 yen

4.	Repurchase method: Transactions through the Tokyo Stock Exchange

<Note>

At the Ordinary General Meeting of Shareholders held on March 26, 2003, the following was resolved:

1.	Class of shares to be repurchased: Common Stock of the Company

2.	Total number of shares to be repurchased: Maximum of 2,500,000 shares

3.	Total repurchase cost: Maximum of 5,000,000,000 yen

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers. For additional information and evaluation copies of all Trend Micro products, visit our Web site at http://www.trendmicro.com

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-5334-4899

Fax: +81-5334-4874

ir@trendmicro.co.jp

Trend Micro Announces Results of Share Buyback

Tokyo, Japan—May 16, 2003—Trend Micro (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, today announced the results of share buyback pursuant to Article 210 of the Japanese Commercial Code. The share buyback program was approved pursuant to a resolution of a meeting of its Board of Directors held on April 28, 2003.

1.	Repurchase period: April 30, 2003 through May 16, 2003

2.	Number of shares repurchased: 185,000 shares

3.	Aggregate cost of shares repurchased: 275,048,500 yen

<Note>

1.	At the 14th Ordinary General Meeting of Shareholders on March 26, 2003, the following was resolved:

Number of shares to be repurchased: Maximum of 2,500,000 shares

Aggregate cost: Maximum of 5,000,000,000 yen

2.	After the 14th Ordinary General Meeting of Shareholders on March 26, 2003, the Company has repurchased its shares as follows:

Aggregate number of shares repurchased: 185,000 shares

Aggregate cost: 275,048,500 yen

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers. For additional information and evaluation copies of all Trend Micro products, visit our website at www.trendmicro.com.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-5334-4899

Fax: +81-5334-4874

ir@trendmicro.co.jp

Trend Micro Notice relating to Allocation of Stock Options

(Stock Acquisition Rights)

Tokyo, Japan—May 20, 2003—Trend Micro (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, today resolved at a meeting of its Board of Directors the details of stock acquisition rights to be issued as stock options (the “Stock Acquisition Rights) pursuant to Article 280-20 and 280-21 of the Commercial Code of Japan and the resolution at the 14th ordinary general meeting of shareholders on March 26, 2003.

1.	Issue date of stock acquisition rights:

May 28, 2003

2.	Number of stock acquisition rights to be issued:

5,000 (The number of shares to be issued upon exercise of each Stock Acquisition Right is 500)

3.	Class of shares subject to the exercise of stock acquisition rights:

Common shares of the Company

4.	Issue price of stock acquisition rights:

None

5.	Amount to be paid upon exercise of stock acquisition rights (exercise price):

To be decided on May 28, 2003

6.	Aggregated amount to be issued or transferred upon exercise stock acquisition rights:

To be decided on May 28, 2003

7.	Amount to be accounted for as stated capital:

The amount to be accounted for as stated capital shall mean an amount obtained by multiplying the exercise price (to be decided on May 28, 2003) by 0.5, with any fraction amounts to be rounded up to a full yen.

8.	Individuals who will be allotted the stock acquisition rights:

The directors and employees of the Company and its affiliates, totally 1,289 persons

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers. For additional information and evaluation copies of all Trend Micro products, visit our website at www.trendmicro.com.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-5334-4899

Fax: +81-5334-4874

ir@trendmicro.co.jp

Trend Micro Announces Share Buyback Program

Pursuant to Commercial Code Article 210 relating to Acquisition of Treasury Stocks

Tokyo, Japan—May 20, 2003—Trend Micro (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, today resolved at a meeting of its Board of Directors to repurchase its shares from the market.

1.	Repurchase period: May 29, 2003 to June 23, 2003

2.	Number of shares to be repurchased: Maximum of 500,000 shares

3.	Aggregate cost: Maximum of 850,000,000 yen

4.	Repurchase method: Transactions through the Tokyo Stock Exchange

<Note>

1.	At the14th Ordinary General Meeting of Shareholders on March 26, 2003, the following was resolved:

Number of shares to be repurchased: Maximum of 2,500,000 shares

Aggregate cost: Maximum of 5,000,000,000 yen

2.	After the 14th Ordinary General Meeting of Shareholders on March 26, 2003, the Company has repurchased its shares as follows:

Aggregate number of shares repurchased: 185,000 shares

Aggregate cost: 275,048,500 yen

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers. For additional information and evaluation copies of all Trend Micro products, visit our website at www.trendmicro.com.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-5334-4899

Fax: +81-5334-4874

ir@trendmicro.co.jp

PURCHASE REPORT

ON TREASURY SHARES

(Pursuant to Section 1, Article 24-6 of the Securities and Exchange Law of Japan)

Reporting Period:	From	April 1, 2003
	To	April 30, 2003

TREND MICRO INCORPORATED

(941272)

Purchase Report on Treasury Shares

(Pursuant to Section 1, Article 24-6 of the Securities and Exchange Law of Japan)

Reporting Period:	From	April 1, 2003
	To	April 30, 2003

To: Director General of Kanto Local Finance Bureau

Filed on May 9, 2003

Corporate Name	Trend Micro Incorporated

Title and Name of Representative	President and Representative Director: Chang Ming-Jang

Location of the Registered Office	Odakyu Southern Tower 10F, 2-1, Yoyogi 2-chome, Shibuya-ku, Tokyo, Japan

Phone: 03-5334-3600

Liaison Contact	Treasurer and Accountant Manager: Ryo Masaki

Place to Contact	Odakyu Southern Tower 10F, 2-1, Yoyogi 2-chome, Shibuya-ku, Tokyo, Japan

Phone: 03-5334-3600

Liaison Contact	Treasurer and Accountant Manager: Ryo Masaki

Place at which copies of the Annual Securities Report is Offered for Public Inspection

Name	Location
Tokyo Stock Exchange	2-1, Kabuto-cho, Nihonbashi, Chuo-ku, Tokyo, Japan

Class of Shares: Ordinary Shares

1.	Description of Purchase

(1)	Description of Purchase according to the Resolution by the General Meeting of Shareholders

(As of April 30, 2003)

Segment	Number of Shares		Total Amount	Remarks
Description of the Resolution on the General Meeting of Shareholders (Resolution on March 26, 2002)	2,500,000 shares		JPY 5,000,000,000	Note
Number of Treasury Shares purchased for the Reporting Period (Date of Purchase)	April 30	25,000 shares	JPY 36,252,000

	Total	25,000 shares	JPY 36,252,000
Total Number of Treasury Shares purchased by the End of the Reporting Month	25,000 shares		JPY 36,252,000
Progress of Purchase of Treasury Shares	1.0%		0.7%

Note:	It is 1.89% of the ratio of (i) the total number of shares resolved pursuant to Section 1 of Article 210 of the Commercial Code of Japan at the general meeting of shareholders to (ii) the total number of shares issued and outstanding as at the date when such general meeting was closed.

(2)	Description of Purchase from the Subsidiaries

Not applicable

(3)	Description of Purchase for Cancellation by using Revaluation Excess

Not applicable

2.	Description of Disposition

Not applicable

3.	Description of Holding

(As of April 30, 2003)

Segment	Number of Shares	Remarks
Total Number of Shares issued and outstanding	132,503,417 shares
Number of Treasury Shares held	1,117,035 shares
Number of Treasury Shares held for Cancellation by using Revaluation Excess	0 shares